Camco Financial Corporation

September 20, 2012

Mr. Michael R. Clampitt, Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Camco Financial Corporation (the “Company”)

File No. 333-182719

Dear Mr. Clampitt:

In response to your comment letter dated September 13, 2012, pertaining to the Registration Statement on Form S-1 filed July 17, 2012, we are filing amendment number 3 to Camco’s Form S-1. Page 42 of the Form S-1 contains the additional disclosures you requested. We have also made additional changes to the S-1 to reflect Camco’s decision to allow certain additional 401(k) participants to participate in the rights offering

If you have any questions concerning our response or the information provided, please contact me or our legal counsel, Kimberly Schaefer at 513-723-4068.

Sincerely,

/s/ James E. Huston

James E. Huston

President and CEO